Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No: 1-01105

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.

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[GRAPHIC]	March 2005

SBC and AT&T Merger

Research Findings and Merger Messages

PUBLIC STRATEGIES INC

Survey and Methods

•                  National telephone poll

•                  2000 adults

•                  Fielded January 31-February 2, 2005

Takeaway #1 - Telecom Attitudes

Telecom customers are surprisingly satisfied with the state of the telecommunications industry

•                  Adults nationwide think telecom prices are reasonable; cable prices are unreasonable

•                  Adults nationwide are satisfied with the number of telecom service providers available to them

•                  Adults nationwide believe regulations lag behind technology development

•                  Adults nationwide feel regulatory reforms should continue

Telecom Satisfied Outweighs Dissatisfied

“Please tell me if you are satisfied or dissatisfied with the number of communications companies available to provide service to you in each of the following areas?”

[CHART]

Takeaway #2 - Merger Attitudes

The merger does not matter to most people

•                  Merger does not matter to most adults

•                  64% Nationwide; 58% SBC States

•                  Support outweighs opposition

•                  48% to 31% Nationwide; 49% to 33% SBC States

•                  Strongest merger supporters

•                  Men (51% favor)

•                  Consumers under 50 years of age (54% favor)

•                  People for whom the merger doesn’t matter (54% favor)

•                  Blacks (53% favor)

•                  Hispanics (61% favor)

•                  Merger opponents

•                  Those for whom merger matters (50% oppose)

•                  Whites (32% oppose)

•                  Influentials for whom merger matters (38% oppose)

17% of Adults Care and Oppose

•                  People who care and oppose the merger tend to be SLIGHTLY:

•                  More female

•                  More White

•                  More educated

•                  More urban

•                  More Democrat

•                  More Midwest and West

Takeaway #3 - Merger Channels

Government agencies are highly credible sources of information about the merger

•                  Nationally, AT&T has highest favorability

•                  The FCC has highest credibility

•                  Cable companies fall near the bottom of the list of credible sources

•                  By comparison, consumer groups have less influence than might be expected

•                  Most respondents get their business news from the TV or local newspaper

What Other Sources for Whom?

•                  Internet comes in second for 18-29 year olds

•                  Newspapers come in second for all but 18-29 year olds

•                  For 65 and older, only TV and newspaper matter

•                  College educated have significantly higher usage rates of all the print media plus radio and the Internet

•                  A significantly higher percent of rural than urban rely on the radio

•                  A significantly higher percent of Democrats rely on TV

Takeaway #4 - Merger Themes and Messages

Research shows that complementary, technology, and future resonate as merger message themes

•                  Complementary — national, international, long distance, advanced voice and data, VOIP, enterprise business customers complements local, wireless, broadband, video, residential and small business customers

•                  Technology — advanced services, new technology, new products and services for information-oriented world

•                  Future — provide AT&T the financial strength it needs to continue, represent the future of communications, and important next step in the evolution of the telecom industry

Merger Themes and Messages

Complementary

The merger is good because it combines AT & T’s national and international networks and advanced services with SBC’s local exchange, wireless and broadband expertise. (Q 65)

The $16 billion transaction will bring together industry leaders with highly complementary strengths and customer bases. (Q 61)

The merger of SBC and AT & T is an important next step in the evolution of the communications industry. It preserves an American icon and brings together two companies with complementary strengths. (Q 53)

The merger of SBC and AT&T brings together two companies with complementary strengths. (Q53b)

Technology

The combined SBC and AT & T will bring new technology to the market faster than either could have done alone. (Q 57)

SBC and AT & T together represent the future of communications. They will lead the market in developing new products and services for an information-oriented world. (Q 56)

Future

SBC and AT & T together represent the future of communications. They will lead the market in developing new products and services for an information-oriented world. (Q 56)

The merger is good because will provide AT & T with the financial strength it needs to continue to provide the high quality services its customers rely on. (Q 64)

The merger of SBC and AT & T is an important next step in the evolution of the communications industry. It preserves an American icon and brings together two companies with complementary strengths. (Q 53)

AT&T Message Impacts Many Subgroups

•                  Q64. The merger is good because it will provide AT&T with the financial strength it needs to continue to provide the high quality services its customers rely on.

•                  Importantly:

•                  Strongest message for 18-29 year olds

•                  Strongest message for rural

•                  Strongest message for Hispanics

•                  Strongest message in Ohio

Messages Play Across All Demographics

•                  Some version of our complementary messages is effective with every demographic subgroup but Activist Democrats and Hispanic

•                  Some version of our technology messages is effective with every demographic subgroup except 18-29 years, 50-64 years, Influencers, Activist Republicans, Republicans

•                  Some version of our future messages is effective with every demographic subgroup

What Works with Whom?

•                  Gender — complementary, technology, future for both men and women

•                  Age — complementary for under 65 years; technology and future for 65+ years

•                  Education — complementary for all education levels; technology for high school or less; and technology and future college plus

•                  Race — complementary, technology, and future for Whites; complementary and future for Blacks; technology, future, homeland security, competitive choice, and bigger/stronger for Hispanics

•                  Labor — complementary, technology, future for both union and non-union

•                  Political Party — complementary for Dems, Independents, and Reps; technology and future for Dems and Independents

[GRAPHIC]	March 7, 2005

MERGER MESSAGE STRATEGY

Prepared by:   PUBLIC STRATEGIES INC

CORE MESSAGES

•                  This merger is the natural integration of two industry leaders with highly COMPLEMENTARY strengths and customer bases.

•                  Together, SBC and AT&T will bring new TECHNOLOGY to the market faster than either could have done alone.

•                  This merger is essential because it prepares the communications industry for the FUTURE, keeping pace with an information-oriented world.

ELEVATOR PITCH

This merger is the natural integration of two industry leaders with highly COMPLEMENTARY strengths and customer bases.

Customers have embraced new technologies and hunger for more. Customer-demand and new technologies have completely re-shaped the face of telecommunications. Yesterday’s “telecom” company is as obsolete as the original briefcase cell phone. This merger shows the world what the next generation of ‘communications’ companies will look like.

This merger brings AT&T – an icon of American culture and industry - back into consumers’ homes. It brings SBC into new geographic regions and into the enterprise space. This merger brings both SBC and AT&T into new territories, creating more value to more customers.

Together, SBC and AT&T will bring new TECHNOLOGY to the market faster than either could have done alone.

15 years ago the “Internet” seemed like something out of a sci-fi movie – today, we can’t live without it.15 years ago, the sound of a dial-up modem making a connection was the sound of state of the art technology. But in 2005 more homes will have broadband Internet connections than dial-up.

With complementary strengths and the exciting momentum of this merger, the combined SBC and AT&T will foster more innovation and bring new technologies to customers faster than either company could have done alone.

This merger is essential because it prepares the communications industry for the FUTURE, keeping pace with an information-oriented world.

The pace of change is speeding up. We cannot afford to look at the telecommunications market through the rear-view mirror, while the rest of the world is speeding ahead on the information highway.

Europe and Asia are building double the high-speed Internet capacity as we are. The competition is offering voice communications over the Internet. WE need to offer the next NEW product…and the next one after that. This merger is a foundation for the American communications industry to lead the way.

MESSAGE GUIDE - CONSUMER

FUTURE

FIRST MESSAGE:

“It’s the next step in the evolution
of the communications industry”.

COMPLEMENTARY

It preserves an American icon and brings together two companies with complementary strengths.

We honor the history of AT&T by helping to ensure its future.

SBC’s focus has been in the 13 states we serve, while AT&T reach covers 60 countries 4 continents.

SBC-AT&T Merger

The combined SBC and AT&T will foster innovating and bring new technology to market faster than either could have done alone.

As a result of the merger, SBC will have AT&T high-tech labs, a new and broader customer base with international reach, and more products to offer.

TECHNOLOGY

FOR INTERNAL USE ONLY- NOT FOR EXTERNAL DISTRIBUTION.

It combines AT&T’s national and international networks and advanced services with SBC’s local exchange, wireless, and broadband expertise.

AT&T has customers that include almost all of the Fortune 1,000 companies.

This will accelerate SBC’s move into the enterprise business segment and do it on a broader scale.

DRAFT- Consumer 2/18

COMPLEMENTARY

MESSAGE GUIDE - BUSINESS

FUTURE

FIRST MESSAGE:

“It’s the next step in the evolution
of the communications industry”.

TECHNOLOGY

AT&T’s global networks, substantial presence in more than 60 counties, and hightech lab capabilities, make it an ideal partner for SBC.

SBC’s strength has been in its own 13 state territory, and complements AT&T’s international reach that spans 4 continents.

SBC-AT&T Merger

The merger is good because it will provide AT&T with the financial strength it needs to continue to provide the high quality services its customers rely on.

The merger of SBC and AT&T of SBC and AT&T will ensure the continuation of AT&T’s long history of providing critical services to agencies involved in national defense, intelligence and homeland security.

FUTURE

FOR INTERNAL USE ONLY- NOT FOR EXTERNAL DISTRIBUTION.

It combines AT&T’s national and international networks and advanced services with SBC’s local exchange, wireless, and broadband expertise.

AT&T has customers that include almost all of the Fortune 1,000 companies.

This will accelerate SBC’s move into the enterprise business segment and do it on a broader scale.

DRAFT- Business 2/18

COMPLEMENTARY

DISCLAIMER

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.